CYCURION, INC.
1640 Boro Place, Suite 420C
McLean, VA 22102
December 30, 2025
VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re:	Cycurion, Inc.
Registration Statement on Form S-1
Filed December 22, 2025
File No. 333-292371

Ladies and Gentlemen:

Cycurion, Inc. (the “Company”) hereby requests that the effectiveness of the above-captioned Registration Statement on Form S-1, filed with the U.S. Securities and Exchange Commission (the “Commission”) on December 22, 2025 (File No. 333-292371), be accelerated so that it will be made effective at 4:00 p.m. Eastern Time on Friday, January 2, 2026, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Seward & Kissel LLP, request by telephone that such Registration Statement be declared effective, pursuant to Rule 461(a) of the Securities Act of 1933, as amended (the “Act”).

The Company hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company is aware of its obligations under the Act.

Please contact Keith J. Billotti of Seward & Kissel LLP at (212) 574-1274, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

CYCURION, INC.

By:	/s/ Alvin McCoy III
Name:	Alvin McCoy III
Title:	Chief Financial Officer